Exhibit 99.1

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF
PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THE
SIX MONTHS ENDED DECEMBER 31, 2024 AND NINE MONTHS ENDED MARCH 31, 2025

	Six months ended	Nine months ended
	December 31, 2024 (AUD $)	March 31, 2025 (AUD $)
Revenue
Revenue from Program Fees	502,779	1,288,802
Less: Contractual payments to gyms	(279,426)	(754,000)
Net Revenue from Program Fees	223,353	534,802

Subscription Revenue	21,602	44,528
Transaction Revenue	39,094	52,283
Other Income	17,035	280,349
Total Revenue	301,084	911,962

Expenses

Program Expenses	77,780	78,431
Employee salaries and benefits	3,088,033	4,524,432
Share Based Payments	1,407,942	2,113,151
Advertising fees	145,768	321,260
Professional fees	1,332,416	2,500,507
Rent	7,925	8,335
IT costs	185,982	281,010
Depreciation and amortization	252,909	395,076
Net foreign exchange gain	(122,250)	(137,507)
Finance costs	46,215	194,326
Other expenses	1,735,458	2,056,071
Fair Value movement in derivative liability	-	-
Total Expenses	8,158,177	12,335,092

Loss before income tax expense	(7,857,094)	(11,423,130)
Income tax expense	-	-

Loss after income tax expense for the period	(7,857,094)	(11,423,130)

Other comprehensive loss, net of tax	(79,593)	(104,475)

Total comprehensive loss for the period	(7,936,687)	(11,527,605)

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2024 AND MARCH 31, 2025

	December 31, 2024 (AUD $)	March 31, 2025 (AUD $)
Current Assets
Cash and cash equivalents	1,097,758	73,192
Trade and other receivables	26,301	666,998
Other assets	9,298	-
Total current assets	1,133,357	740,190
Non-current assets
Property, Plant and Equipment	68,443	63,211
Right-of-use asset	150,777	124,169
Intangible assets and goodwill	4,923,690	4,813,415
Other Assets	65,109	65,109
Total non-current assets	5,208,019	5,065,904
Total assets	6,341,376	5,806,094
Current liabilities
Trade and other payables	1,965,764	3,653,341
Current Deferred Consideration	1,318,590	1,382,336
Unearned revenue	2,702	43,750
Current Employee Entitlements	525,060	459,675
Current Lease Liability	135,649	110,109
Total current liabilities	3,947,765	5,649,211
Non-current liabilities
Non-current Deferred Consideration	1,545,901	1,618,050
Non-current Employee Entitlements	66,523	68,999
Non-current Lease Liability	19,167	19,167
Total non-current liabilities	1,631,591	1,706,216
Total liabilities	5,579,356	7,355,427
Net assets/(liabilities)	762,020	(1,549,333)
Equity
Issued Capital	51,547,746	52,155,342
Share-based payment reserve	7,106,721	7,778,690
Unlisted options reserve	2,741,457	2,741,457
Foreign currency translation reserve	(166,136)	(191,017)
Accumulated losses	(60,467,768)	(64,033,805)
Total equity/(deficit)	762,020	(1,549,333)